Company Contact	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Schedules
2012 Annual General Meeting of Shareholders

ZHENGZHOU, China – October 25, 2012 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today announced that it will hold its 2012 annual general meeting of shareholders (the “2012 Annual Meeting”) on November 29, 2012 at 10:00 AM, local time. The meeting will be held at the Company’s headquarters, 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China.

The Board of Directors of the Company has fixed the close of business on October 31, 2012 as the record date (the "Record Date") for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company's common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company's common shares are welcome to attend the annual general meeting in person.

At the 2012 Annual Meeting, the following proposals are to be considered and voted on at the meeting:

1.	The election of three directors to the Company’s Board of Directors; and,
2.	The appointment of UHY Vocation HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

China Gerui has filed its annual report on Form 20-F (the "Annual Report"), which includes the Company's audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the "SEC"). Shareholders may obtain China Gerui’s Annual Report from our website at http://www.geruigroup.com. Shareholders may also receive a hard copy of its Annual Report and directions to the 2012 Annual Meeting by emailing David Rudnick of CCG Investor Relations at david.rudnick@ccgir.com. China Gerui’s proxy statement will be available on its website on or about November 1st.

Holders of China Gerui common shares may obtain a copy of the proxy materials by mail or email by calling the Company’s transfer agent, Continental Stock Transfer & Trust Company, at 212-509-4000 or by emailing them at cstmail@continentalstock.com. Please place “Proxy Materials Order” in the subject line and in the body of the message include your full name, address, and request for the materials.

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About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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